Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended
(Dollars in Millions, Except Ratios)	Jun 29, 2013	Jun 30, 2012

Earnings[1]	$5,239	$7,831
Adjustments:
Add - Fixed charges	274	180
Subtract - Capitalized interest	(121)	(109)
Earnings and fixed charges (net of capitalized interest)	$5,392	$7,902

Fixed charges:
Interest[2]	$133	$52
Capitalized interest	121	109
Estimated interest component of rental expense	20	19
Total	$274	$180

Ratio of earnings before taxes and fixed charges, to fixed charges	20x	44x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.